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NB1:484440.1


                    COMMUNICATION TELESYSTEMS INTERNATIONAL
                              d/b/a/ WORLDxCHANGE
                            9999 Willow Creek Road
                          San Diego, California 92131

July 31, 2000

U.S. Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Dear Sir or Madam:

Communication Telesystems International d/b/a WORLDxCHANGE (the "Company") hereby requests withdrawal of its registration statement on Form S-1, file number 333-85903, previously filed by the Company with the Commission. After having filed the S-1 with the Commission, the Company entered into a definitive Agreement and Plan of Merger dated February 11, 2000 with World Access, Inc. ("World Access"), as amended, pursuant to which the Company will be acquired by World Access. Accordingly, the Company no longer intends to undertake the initial public offering described in the Form S-1.



                                       Very Truly Yours,

                                       /s/ Eric Lipoff
                                       Eric Lipoff
                                       Executive Vice President and
                                       General Counsel